Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

Barclays Capital Industrial Select Conference Naren Gursahaney President, ADT Worldwide Ed Arditte Sr. Vice President, Strategy & Investor Relations February 17, 2010

1 Certain statements in this presentation are ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘expect,’’ ‘‘estimate,’’ ‘‘project’’ and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or documents filed with the Securities and Exchange Commission (‘‘SEC’’), or in Tyco’s communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating and tax efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and Forward-Looking Statements / Safe Harbor repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward-looking statements include, among other things: - overall economic and business conditions; - the demand for Tyco’s goods and services; - competitive factors in the industries in which Tyco competes; - changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); - results and consequences of Tyco’s internal investigations and governmental investigations concerning the Company’s governance, management, internal controls and operations including its business operations outside the United States; - other capital market conditions, including availability of funding sources and currency exchange rate fluctuations; - availability of and fluctuations in the prices of key raw materials, including steel and copper; - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders; - the ability to achieve cost savings in connection with the company’s restructuring initiatives; - potential impairment of our goodwill and/or our long-lived assets; 2 - the outcome of litigation and governmental proceedings; - effect of income tax audit settlements; - the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures; - our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings; - interest rate fluctuations and other changes in borrowing costs; - our ability to execute our portfolio refinement and acquisition strategy, and our ability to integrate acquired businesses; - the impact of fluctuations in the price of Tyco common shares; - risks associated with the change in our jurisdiction of incorporation from Bermuda to Switzerland, including the possibility of reduced flexibility with respect to certain aspects of capital management, increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits; - changes in U.S. and non-U.S. government laws and regulations; and - the possible effects on us of pending and future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco International’s jurisdiction of incorporation or deny U.S. government contracts to us based upon Tyco International’s jurisdiction of incorporation. Tyco is under no obligation (and expressly disclaims any obligation) to update its forward-looking statements. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of BHS that also constitutes a preliminary prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE Important Information. DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”. Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com. 3 Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. All information in this communication is as of February 17, 2010. Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

2 A diverse portfolio of industry leading businesses in Electronic Security, Fire Protection, Flow Control and Tyco International Highlights other industrial products Strong global presence in attractive industries – Emerging market focus Large and growing service revenue - almost $7B of 4 annual revenue Strong balance sheet, cash flow generation and financial flexibility ADT Electrical & Metal Products A Diverse Portfolio Of Businesses With Strong Brands $7.1B Flow Control $3.8B $1.4B 2009 Revenue $17.2B 5 Fire Protection Services $3.4B Safety Products $1.5B Most Businesses Are Industry Leaders

We Are Well-Positioned In Attractive Industries
Global Electronic Security Industry
Global Fire Industry
Global Industrial Valves & Controls Industry
Expected Long-Term Industry Growth = 5-6%
Expected Long-Term Industry Growth = 3- 4%
Expected Long-Term Industry Growth = 4-5%
Tyco 11%
Secom
UTC
Honeywell
Industry $68B+
Thousands of Others ~74%
Tyco 11%
UTC
Siemens
GE
Honeywell
Industry $32B+
Thousands of Others ~65%
Tyco 6%
Emerson
Cameron
Flowserve
Industry $40B+
Thousands of Others ~85%
Fragmented Industries Provide Growth Opportunities
6
Source: Freedonia, McIlrain, Industry and Management Estimates
tyco


A Strong Position In Developed Markets With An Expanding Emerging Markets Presence
2009 Revenue = $17.2B
Europe, Middle East & Africa 27%
Asia Pacific 16%
Other Americas 9%
US 48%
tyco
>50% of our revenue is generated outside of the United States
We provide products and services to customers around the world
More than 100,000 employees
Emerging markets represent ~15% of revenue
Strong Emerging Market Focus
7
tyco

3

4 Services Almost 40% Of Total Revenue Is Monitoring And Service Revenue ADT generated $4.8B of revenue from monitoring and service Product & Installation $10.5B $6.7B 39% 61% 2009 Revenue $17.2B 8 activities (68% of total ADT revenue) Fire generated $1.7B of service and maintenance revenue (49% of total Fire revenue) A Large, Stable Base Of Service Revenue Investing for long-term growth – Continue to invest in our businesses Areas Of Operational Focus In 2010 – Growth initiatives are both product and service focused Cost management – Prior restructuring actions expected to result in incremental savings of $175 million in 2010 – Additional restructuring actions and cost containment initiatives will be implemented throughout the year 9 Strong balance sheet – Fund internal growth initiatives, including productivity and restructuring plans – Provides flexibility to invest in areas that generate best return for our shareholders, including bolt-on acquisitions and share repurchase

5 Spun off from Brinks in October of 2008 Full service provider of residential and Broadview Security At A Glance commercial security systems, founded in 1983 Annualized revenue of ~$565M with over $500M of recurring revenue 1.3M recurring revenue accounts U S 10 Over 90% of U.S. zip codes covered Over 70 locations in North America ~3,400 employees Excellent Fit With ADT Exceptional business fit Increases our North American residential and small business revenue to $2.8 billion; over 85% recurring revenue Adds strong new account generation capabilities to ADT Combination will result in enhanced service offerings for customers Significant synergies starting on day one 11 Expected to be $0.07 accretive to earnings* in the first full year and $0.14 accretive on a cash basis Will Generate Solid Long-Term Returns For Our Shareholders * Accretive before special items; which include transaction related expenses.

6 ADT Worldwide: An Overview Naren Gursahaney President, ADT Worldwide 2009 revenue of $7.1B; 54% of which is recurring – 60% Commercial – 40% Residential & Small Business 7.4M recurring revenue customers Global provider of residential and commercial security systems Industry leading provider 13 Broad geographic reach – 60% North America, 26% EMEA, 14% ROW – Over 1,000 locations in 40 countries

7 ADT Is A Global Provider With Superior Service And Unmatched Capabilities 20,000 Service 14 Technicians 40 Monitoring Centers 40+ Countries Served by ADT Countries with ADT coverage ADT Advantages Brand awareness 2009 Global Electronic Security Industry ADT Worldwide – A Global Leader In Electronic Security Products And Services Siemens Sohgo Honeywell UTC Secom Residential/Commercial capability Service coverage Call center capability Purchasing leverage Approx. $68B 11% 15 Thousands of others Global account management Vertical integration Ability to tailor solutions to unique clients needs Source: Freedonia, Industry and Management Estimates 69% ADT A Leader In A Large, Fragmented Global Security Industry

ADT Worldwide – More Than Two Thirds Of Revenue Is Service Related

2009 ADT Worldwide Revenue Composition


Service
68%
Revenue
$7.1B
Product & Installation
32%
Commercial
60%
~35% is Recurring
Revenue
$7.1B
~85% is Recurring
Residential & Small Business
40%

Large Base Of Stable Recurring Revenue

tyco

16

Service Revenue Is Predictable And Has Been Growing

Service Revenue ($B)


2009 service revenue grew 3%, excluding currency
$4.5
$4.5
$4.7
$5.1
$4.8
$0.9
$0.9
$1.0
$1.1
$0.9
$3.6
$3.6
$3.7
$4.0
$3.9
2005
2006
2007
2008
2009
Contractual Recurring
Other Service

Recurring Revenue

- Recurring revenue represents more than 80% of service revenue
- Growth in all geographic regions in 2009
- 15 consecutive quarters of organic revenue growth
  - 5.0% year over year organic revenue growth in the December quarter
- Recurring revenue generates higher margins

Solid Progress Globally

tyco

17

8

9 Oth 2009 System Installation Revenue $2.3B Latin America Product & Installation Revenue Retailer 24% Residential 12% Banking 7% Govt 7% Other 4% Key Verticals Asia/Pacific 7% 4% Geographic Mix 18 Middle Market 30% Commercial/ Industrial 16% North America 53% EMEA 36% Is Diversified Across Verticals And Geographies Residential Accounts Residential & 2009 Recurring Revenue Accounts 2009 Revenue Composition ADT Worldwide – Strong Mix Of Commercial And Residential Business 76% Accounts 7.4M Revenue $7.1B Small Business 40% Other Commercial Services 19 Commercial Accounts 24% Commercial 60% Residential Systems Installation* Different Business Models, Provide Balance And Attractive ROICs * Includes small business

ADT NA – Our Largest, Most Profitable Business With Long-Term Growth Plus Earnings Upside

2009 Revenue North America $4.2B


Commercial
46%
Residential &
Small Business
54%

2009 ADT North America

	Residential & Small Business	Commercial	Total NA
Revenue	$2.2B	$2.0B	$4.2B
% Recurring	86%	38%	64%
Op Inc*	$552M	$179M	$731M
% Margin	24.6%	9.2%	17.5%
Adjusted EBITDA*	$1,123M	$363M	$1,486M
EBITDA %	50.0%	18.7%	35.5%

Residential Is A Subscriber-Based Investment Model

20

* Adjusted EBITDA, Operating Income before special items and Operating Margin before special items are Non-GAAP measures. For a reconciliation to the most comparable GAAP measure, please see Appendix.

tyco

In The Subscriber-Based Model, Performance Is Driven By Four Key Factors

	Definition	Focus Areas
Account Growth Rate	Customer additions	▪ Multi-channel strategy ▪ Robust sales productivity initiatives
RPU (Revenue Per User)	Monthly revenue generated per account	▪ Increasing RPU through expansion of offerings
SAC (Subscriber Acquisition Cost)	Costs to establish customer (e.g. install, sales/marketing)	▪ Reducing product and installation costs ▪ Balancing Direct and Dealer models
Disconnect Rate	% of recurring revenue lost	▪ Differentiated customer service performance ▪ Installed base risk modeling

Managing The Relationship Throughout The Customer Lifecycle

21

tyco

10

11 North American Residential Account Growth Monthly Revenue per New Residential Customer ADT NA Continues To Grow Its Residential Customer Base And Revenue Per User 4.1M 4.2M 4.3M 4.4M $ $26 $28 $30 $32 $34 $36 $38 $40 22 2006 2007 2008 2009 $22 24 2003 2004 2005 2006 2007 2008 2009 Base Burglar Alarm (B.A.) QSP Maintenance Smoke / Heat / CO Flood / Temp Two Way Voice Cellguard (Cellular Backup) VideoView Other Continued Growth Despite Difficult Environment Subscriber Acquisition Cost Improvement Efforts ADT Continues To Reduce The Net Upfront Investment Per Account Install Revenue Upfront Investment Subscriber Acquisition Cost Continuing to work with OEMs to reduce equipment cost Driving installation productivity through process optimization and improved product designs Optimization of marketing spend to reduce cost per lead (pricing and channels) Sales force productivity programs (improved close rates, increased self-generated leads) 23 Targeted product offerings Dedicated Resale sales force

…While Working To Keep Customers For A Longer Period Of Time
Recurring Revenue Stream
Subscriber Acquisition Cost
Install Revenue
Upfront Investment
Attrition Improvement Efforts
• Improved initial screening of prospects and accounts
• Dedicated "save desks" and support teams
• Risk modeling of installed base (with specific programs for high risk populations)
• Customer "welcome calls" and ongoing surveys
0 1 2 3 4 5 6 7 8 9 10
Years
Revenue
Operating Costs
24
tyco


Strong Performance Improvements Yield An Attractive Economic Model
Cash Economic Model
Subscriber Acquisition Cost
Install Revenue
Upfront Investment
0 1 2 3 4 5 6 7 8 9 10
Years
Revenue
Operating Costs
Cumulative Cash Flow
Cash Break - Even Point
25
tyco

12

We Expect Our Expansion Into Interactive Services To Fuel Continued Growth In RPU

Security Industry
Past 20 Years

- Intrusion Detection
- Fire/Smoke Detection
- Carbon Monoxide Detection
- Flood Detection



Interactive Services
2010+

- Security Gateway Hub Connects Alarm Panel & Interactive Services Peripherals
- Broadband / GSM (cell)
- Security Control / Digital Picture Frame
- Premise Control and Live Camera Features
- Internet Widgets (Traffic and Weather)
- Z-way: Lamp Modules, Thermostats, Locks



26

tyco

In North America, Our Commercial Business Is Approximately Half Of Total Revenue

2009 Revenue North America $4.2B


Residential & Small Business 54%
Commercial 46%

2009 ADT North America

	Residential & Small Business	Comm-ercial	Total NA
Revenue	$2.2B	$2.0B	$4.2B
% Recurring	86%	38%	64%
Op Inc*	$552M	$179M	$731M
% Margin	24.6%	9.2%	17.5%
Adjusted EBITDA*	$1,123M	$363M	$1,486M
EBITDA %	50.0%	18.7%	35.5%

Commercial Emphasizes System Sales But Has A Solid Recurring Base

* Adjusted EBITDA, Operating Income before special items and Operating Margin before special items are Non-GAAP measures. For a reconciliation to the most comparable GAAP measure, please see Appendix.

27

tyco

13

14 Healthcare 2009 North America Commercial Revenue $2.0B Other Systems Installation Revenue by Vertical Systems Installation Revenue Is Diversified Across Key Verticals Retailer Banking Petro/Chemical/ Utilities Government Other Education Logistics Recurring Systems Installation Services 11% Systems Installation 51% Recurring 38% 28 Comm / Industrial Diverse Base Provides Balance, Focused On Growing Key Verticals Vertical Industry Trends FY’09 YOY % Change Recent Trends North America – Commercial Order Trends Appear To Be Stabilizing Retailer Retailers saw increases in same-store sales, and better inventory management prevented drastic markdowns Down Over 20% Commercial & Industrial Despite gains in industrial production over the summer, in part due to “cash for clunkers,” output did not reach expected levels at year end Down 10% - 20% Core Commercial Mid-size businesses are experiencing slowdowns in real estate, consumer goods, and services Down 10% - 20% 29 Banking Banking consolidations have led to only a few major players, but challenges in the industry have caused a lack of capital funds Flat to Up 10% Government Budget constraints are projected to limit security spend in state and local government, and federal stimulus fund releases have been delayed Flat to Down 10%

ADT Europe, Middle East & Africa – Focusing The Business To Improve Operating Margin

2009 EMEA Revenue $1.9B


Continental Europe $1.0B
UK $0.7B
Middle East & Africa $0.2B

2009 ADT EMEA

	ADT EMEA	NA Com'l
Revenue	$1.9B	$2.0B
% Recurring	37%	38%
Op Inc*	$86M	$179M
% Margin	4.6%	9.2%
Adjusted EBITDA*	$184M	$363M
EBITDA %	9.8%	18.7%

Managing Cost Structure To Current Economic Environment

* Adjusted EBITDA, Operating Income before special items and Operating Margin before special items are Non-GAAP measures. For a reconciliation to the most comparable GAAP measure, please see Appendix.

30 tyco

ADT Rest Of World – Strong Revenue Growth And Solid Margins

2009 Rest of World Revenue $1.0B


Asia Pacific $0.7B
Latin America $0.3B

2009 ADT ROW

	ADT ROW	NA Com'l
Revenue	$1.0B	$2.0B
% Recurring	47%	38%
Op Inc*	$115M	$179M
% Margin	11.4%	9.2%
Adjusted EBITDA*	$210M	$363M
EBITDA %	20.8%	18.7%

Good Returns…Focused On Growth

* Adjusted EBITDA, Operating Income before special items and Operating Margin before special items are Non-GAAP measures. For a reconciliation to the most comparable GAAP measure, please see Appendix.

31 tyco

15

16 ADT remains a leading provider in a very attractive global security industry ADT Worldwide Summary Our strong recurring revenue base provides stability in a difficult economic environment North America Residential and Small business has a strong and improving business/economic model Order rates have stabilized in our global commercial business 32 We continue to make steady progress in ADT EMEA We have a strong growth focus in our emerging market businesses Solid Strategies And A Firm Operational Foundation In Place Appendix

17 2009 Revenue of $3.8B 4 consecutive years of solid operating margin performance Flow Control At A Glance Well positioned in large, fragmented industries Global leader in valves, controls and related products Well known industry-leading brands 34 Geographic diversity – 80% of revenue generated outside the U.S. Diversity in key vertical – serves a broad range of industries and customers Strong backlog Americas Asia 2009 Revenue $568M EMEA 2009 Revenue Flow Control – A Strong Global Business 2009 Revenue $996M Lines of Business: Valves & Automation, Heat Tracing Pacific 2009 Revenue $742M Lines of Business: Valves & Automation, Heat Tracing $1,544M Lines of Business: Valves & Automation, Water, Heat Tracing 35 Lines of Business: Water, Valves & Automation Approximately 80% Of Revenue Is From Outside the U.S.

Flow Control Revenue Composition

2009 Revenue $3.8B



Thermal
15%
Valves & Controls
59%
Business Mix
26%
Water



MRO*/ Service
40%
Project & Service Mix
60%
Project

Balanced Revenue Mix

36

* MRO maintenance, repair and operations

tyco

Flow Control – Three Business Platforms

Valves & Controls

2009 Revenue: ~$2.3B

- World's largest provider of flow control products and services
- Products include valves, actuators and controls
- Delivery and control of liquids, powders and gases for energy and processing industries



Water & Environmental Systems

2009 Revenue: ~$1.0B

- Strong regional presence with products and services for water systems
- Delivery, transport, storage and treatment of water
- Government, residential, agriculture and industrial use—from dam to the household



Thermal Controls

2009 Revenue: ~$550M

- A leading global provider in heat-tracing solutions
- Industrial, global project services
- Commercial and residential products for floor warming, snow melting and de-icing



37

tyco

18

Flow Control – Balanced Across Key Verticals


Other/ Industrial
Food & Beverage
Mining
Process - 30%
Chemical/Pharma
Petrochemical
Power
Key Verticals
Transmission & Distribution
Water - 31%
Process & Control
Environmental
Oil & Gas

Energy - 39%

Provides Revenue & Earnings Diversification

38 Based on 2008 revenue

Valves & Controls – Well Positioned In A Large And Fragmented Industry

Valves & Controls Industry Revenue ~$40B


Tyco
Next 8
Others

Tyco
2009 Revenue: ~$2.3B

Competitive Position

- One of the broadest portfolios of valves, actuators, controls and associated services
- Sales and service locations across the globe
- Strong global project execution capability
- Serve multiple industries which leverages our knowledge and provides growth and diversification

39 Source: McIlvaine, Management Estimates

19

Valves & Controls – Flow Control's Largest Business

A World Leader in Products & Services That Control the Flow of Fluids and Gases in Wide Range of Environments

- Focus on premium products ~1/3 of total addressable industry
- Proven technology and trusted brands
- Strong technical support with deep applications knowledge
- Large installed base with demonstrated experience



Butterfly Valves
Gate Valves
Ball Valves
Safety Relief Valves
Check Valves
Valve Positioners & Controls
Control Valves
Valve Actuators

- Wide range of highly engineered products
  - Cryogenic conditions (-425° F)
  - Extreme heat (1,500° F)
  - High pressure and low pressure
  - Remote, isolated locations

40

Tyco Water – Well Positioned With Strong Presence In Asia Pacific And EMEA

Global Water



Top 2
Tyco Flow Control
Industry Revenue ~$25B
Next 6
Others

Tyco



2009 Revenue ~$1.0B
EMEA
Asia / Pacific
U.S.

Asia Pacific

- Regional leader across three broad segments
  - Transmission & distribution
  - Process & control
  - Environmental & water management
- Expansive line of products and services built around core of pipes and valves

Europe, Middle East and Africa

- Portfolio focused on hydrants, valves, fittings and couplings

Source: McIlvaine, Company Reports Management Estimates

41

20

Water & Environmental Systems – A Diverse Set Of Products And Services



Municipal and industrial water treatment plants
Water transmission networks
Irrigation systems
Storage systems
Municipal and industrial wastewater treatment plants
Water pollution monitoring
Water distribution
Wastewater transmission networks
Emissions monitoring
Hydro power generation



Pipes
Tanks
Hydrants
Fittings, flanges and couplings
Pumps
Valves
Meters and instruments

Broad Capabilities And Proven Technology

42

tyco

Tyco Water – Strong Historical Growth Combined With Project Spikes

Total Sales ($M)



$816
$577
CAGR = 5%
$983
$600
CAGR 13%
CAGR 1%
2005
2006
2007
2008
2009
Pacific Pipe Business
Water (ex Pacific Pipe)

- Pacific pipeline business:
  - doubled between 2005 and 2007 due to strong project activity
  - growth slowed down in 2008
  - declined in 2009 due to the global economic downturn

Challenging Revenue Comparison In 2009

43

tyco

21

Thermal Controls – Well Positioned In A Large And Fragmented Industry

Heating Tracing Products & Services Industry Revenue ~$15B


Tyco
Next 4*
Others

Tyco
2009 Revenue: ~$550M

Competitive Position

- Global sales and service locations
- Very well positioned to execute complex global projects
  - Track record of successful project execution
  - Demonstrated ability to reduce customers' total installed cost
- Leveraging recognized brand into full turnkey solutions
- Ability to offer "Warm Pipe" warranty for turnkey projects

Source: McKinsey, Management Estimates * Next 4 industrial product providers excluding broadline engineering houses

44 tyco

Thermal Controls – A Broad Set Of Industrial Heat Management Products And Services


Steam Powered & Electrically Powered Heat Delivery Systems
Tank Heating Systems
Pipe and Tank Corrosion Prevention
Pipe, Vessel & Tank Thermal Insulation Systems
Heat Tracing Power Distribution Systems
Leak Detection Systems
Ramp Heating
Fire Performance Mineral Insulated and Polymeric cables
Temperature Control and Monitoring Systems
Heat Traced Tubing Bundles and Instrument Winterization
Outdoor Pipe and Valve Freeze Protection

45 tyco

22

Flow Control – Backlog Has Stabilized



Total Backlog ($M)
$616
$771
$1,115
$1,579
$2,083
$1,698
CAGR = 23%
2004
2005
2006
2007
2008
2009
Valves
Water
Thermal

- Backlog of $1.65 billion declined 2% sequentially in the December quarter, excluding currency
- Order rates in Q1 continued to show signs of stabilization
  - Year-over-year, Q1 orders down 13%, excluding currency
  - Sequentially, orders remained relatively flat

46

Fire Protection Services At A Glance

- 2009 Revenue of $3.4B; 49% service revenue
- Industry leading position
- Strong global presence
- Broad offering of fire products and services
- Diversified customer base
- Direct contracting and service provider
- Highest ROIC* in Tyco…over 100% excluding goodwill



*ROIC is a non-GAAP measure. Please see Appendix for a description of how ROIC is calculated.

47

23

Fire – Almost Half Of Total Revenue Is Service
2009 Revenue $3.4B
Service
$1.67B
49%
Service
& Install
Mix
51%
Installation
$1.74B
Suppression
$0.5B
Sprinkler
$1.1B
Business
Mix
Electronic
$1.8B
Service Revenue Is More Resilient
tyco


SimplexGrinnell Is Our Largest And Most Profitable Fire Business
2009 Revenues & Operating Income
Rest Of World
17%
Revenue
$3.4B
24%
59%
EMEA
15%
7%
Op Inc*
$295M
78%
North America
(SimplexGrinnell)
Leverage North America Best Practices
* Operating Income before special items is a Non-GAAP measure. For a reconciliation to the most comparable GAAP measure, please see Appendix tyco

24

25 Institutional Fire alarms mass, notification, Fire – Product Lines And Key Verticals Electronics Verticals Schools/Universities Hospitals Defense Government buildings Airports Commercial Hotels Retailer Office buildings Shopping centers hospital nurse call, integrated systems Sprinklers, engineered solutions, special hazards, water spray foam, gas systems Sprinkler 50 Financial institutions Industrial Oil and gas Manufacturing Marine/Offshore Mining Fire extinguishers, specialty systems Suppression Safety Products At A Glance 2009 Revenue of $1.5B Industry leading provider of Fire Suppression, Electronic Security & Life Safety Products Well known brands Strong industry position with leading technologies Attractive industry with long-term growth and profit 51 opportunities Deep technology pipeline Focus on emerging market growth

Broad-Based Fire And Security Product Platforms

Fire Suppression



- Water and chemical fire suppressions systems
  - Water sprinkler heads
  - Fire extinguishers

Electronic Security



- Intrusion security
- Access control
- Video management systems
- Electronic fire detection

Life Safety



- Personal protective equipment
  - Breathing PAK
- Thermal imaging device

tyco

Safety Products Participates In Attractive Industries

Fire Suppression & Building Products

Expected Long-Term Industry Growth: 3-5%


Tyco 31%
Industry
~4.0B

Tyco 2009 Revenue: $882M

Electronic Security

Expected Long-Term Industry Growth 4-5%


Tyco 3%
Industry
~13.4B

Tyco 2009 Revenue: $323M

Life Safety

Expected Long-Term Industry Growth: 3%


Tyco 7%
Industry
~5.4B

Tyco 2009 Revenue: $314M

Source: Frost & Sullivan, JP Freeman, Freedonia and Management Estimates

tyco

26

27 2009 Revenue $1.5B EMEA $0.4B Fire Suppression $0.9B APAC $0.1B Safety Products Revenue Composition 0.4B 0.9B Geographic Mix Business Mix 54 Americas $1.0B Life Safety $0.3B Electronic Security $0.3B Diversified Revenue Mix 2009 Revenue of $1.4B Generates strong operating margin and strong cash Electrical & Metal Products At A Glance flow over the cycle A leading provider in steel tubes and pipes, armored cable and electrical conduit products Strong, well-known brands Processes approximately one million tons of steel per year 55 Currently being impacted by historically low volume Profit is dependent on metal spreads – primarily steel and copper

28 Tyco 19% Tyco 13% Tyco 13% Industries Served Are Large Electrical Mechanical Standard Pipe NA Industry $3.9B NA Industry $2.1B NA Industry $1.5B Tyco 2009 Revenue: $194M Tyco 2009 Revenue: $783M Tyco 2009 Revenue: $415M 56 Key Performance Drivers Steel and copper costs Product pricing Commercial and residential construction activity Changes in fire codes and regulations requiring sprinklers Source: Preston Pipe Reports and Management Estimates Spread = Selling Price per ton – Cost per ton Profitability Is Dependent On Metal Spreads Primarily Steel And Copper Selling Price Actual Cost Y 60-90 days X Y $ per ton Spread = Y - X 60-90 days X Spread = Y - X 57 Falling Price Environment Lower Spread and Operating Profit X = Steel bought Y = Steel Sold Rising Price Environment Higher Spread and Operating Profit

Margin Rates Vary With Metal Spreads

$M	2002	2003	2004	2005	2006	2007	2008	2009
Revenues	**1,258**	**1,163**	**1,579**	**1,798**	**1,949**	**1,974**	**2,272**	**1,392**
Growth %	*5.0%*	*(7.6)%*	*35.8%*	*13.9%*	*8.4%*	*1.3%*	*15.1%*	*(38.7)%*
Operating Income	**222**	**120**	**371**	**295**	**319**	**159**	**385***	**19***
Margin %	*17.6%*	*10.3%*	*23.5%*	*16.4%*	*16.4%*	*8.1%*	*16.9%**	*1.4%**

2002 – 2009 Average Margin Of 13.8%

*Operating income and operating margin before special items are Non-GAAP measures. For a reconciliation to the most comparable GAAP measure, please see Appendix. There were no material special items between 2002-2007 and the GAAP operating income (loss) was $342M in 2008 and ($938M) in 2009.

50

Non-GAAP Reconciliations

29

30 ADT Worldwide 2009 Return on Invested Capital* We Generate Strong Incremental Returns On Invested Capital Electrical & Metal Products Safety Products Flow Control Fire Protection Services 60 ROIC ROIC (Excluding Goodwill) 0% 20% 40% 60% 80% 100% 120% 140% 160% Total Tyco *ROIC is a non-GAAP measure. Please see following tables for a description of how ROIC is calculated. Return On Invested Capital (Including Goodwill) $M 2009 Op Inc* After Tax 2009 Avg Invested Capital 2009 ROIC ADT Worldwide $785 $8,725 9% Fire Protection $249 $1,537 16% Flow Control $465 $3,228 14% Safety Products $202 $1,916 11% 61 Elec. & Metal $16 $909 2% Corporate ($370) ($123) NM Total $1,347 $16,192 8% *Operating income is before special items, which is a Non-GAAP measure. For a reconciliation, please see following tables.

Return On Invested Capital (Excluding Goodwill)

$M	2009 Op Inc* After Tax	2009 Avg Invested Capital	2009 ROIC
ADT Worldwide	$785	$3,983	20%
Fire Protection	$249	$168	148%
Flow Control	$465	$1,344	35%
Safety Products	$202	$579	35%
Elec. & Metal	$16	$467	3%
Corporate	($370)	($111)	NM
Total	**$1,347**	**$6,430**	**21%**

62 *Operating income is before special items, which is a Non-GAAP measure. For a reconciliation, please see following tables.

tyco

First Quarter 2010 Organic Revenue Growth

$M	Q109 Revenues	Acq/Disp & Other	FX	Organic Growth	Q110 Revenues	Organic %
ADT Worldwide	1,811	(5)	89	(60)	1,835	(3.3)%
Flow Control	959	(2)	96	(130)	923	(13.6)%
Fire Protection	839	(2)	49	(53)	833	(6.3)%
Electrical & Metal	416	(6)	12	(125)	297	(30.0)%
Safety Products	401	(6)	18	(55)	358	(13.7)%
Total	**4,426**	**(21)**	**264**	**(423)**	**4,246**	**(9.6)%**

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31

32 $M 2008 Revenues Acq/Disp & Other FX Organic Growth 2009 Revenues Organic % 2009 Organic Revenue Growth ADT Worldwide 7,802 152 (599) (289) 7,066 (3.7)% Flow Control 4,418 23 (462) (129) 3,850 (2.9)% Fire Protection 3,813 (18) (293) (92) 3,410 (2.4)% Electrical & Metal 2,272 (43) (52) (785) 1,392 (34.6)% Safety Products 1,889 4 (114) (260) 1,519 (13.8)% 64 1,889 1,519 13.8)% Corporate & Other 5 - - (5) - - Total 20,199 118 (1,520) (1,560) 17,237 (7.7)% $M, except for share data ADT Flow Fire Protection Electrical & Safety Corporate Worldwide Control Services Metal Products Products and Other Revenue First Quarter 2010 Operating Income Before Special Items Revenue (GAAP) $1,835 $923 $833 $297 $358 - $4,246 Income Diluted from EPS from Continuing Continuing Operations Operations Fire Electrical Total Attributable Attributable ADT Flow Protection & Metal Safety Corporate Operating Interest Other Income Noncontrolling to Tyco to Tyco Worldwide Control Services Products Products and Other Income Expense, net Income, net Taxes Interest Shareholders Shareholders As Reported (GAAP) $259 $112 $64 $23 $54 ($98) $414 ($67) $9 ($53) ($1) $302 $0.63 Restructuring, net 5 6 2 - (3) 10 (3) 7 0.02 Restructuring charges in cost of sales and SG&A 1 - 1 - 1 Losses on divestitures, net (3) 2 2 1 1 2 Total Before Special Items $264 $118 $64 $23 $53 ($96) $426 ($67) $9 ($55) ($1) $312 $0.65 Operating Income 65 Diluted Shares Outstanding 479 Diluted Shares Outstanding - Before Special Items 479

33 $M, except for share data ADT Flow Fire Protection Electrical & Safety Corporate Worldwide Control Services Metal Products Products and Other Revenue Previously Reported Revenue ( GAAP) $959 $851 $416 $408 - First Quarter 2009 Operating Income Before Special Items y p ) 1,792 4,426 Segment Realignment 19 (12) (7) - Recasted Revenue (GAAP) $1,811 $959 $839 $416 $401 - $4,426 Income Diluted from EPS from Continuing Continuing Operations Operations Fire Electrical Total Attributable Attributable ADT Flow Protection & Metal Safety Corporate Operating Interest Other Income Noncontrolling to Tyco to Tyco Worldwide Control Services Products Products and Other Income Expense, net Income, net Taxes Interest Shareholders Shareholders As Previously Reported (GAAP) $231 $137 $58 $27 $74 ($114) $413 ($61) $4 ($84) - $272 $0.57 Segment Realignment (4) (2) 6 - - As Reported (GAAP) $227 $137 $56 $27 $80 ($114) $413 ($61) $4 ($84) - $272 $0.57 Restructuring, net (1) 1 1 1 1 Restructuring charges in cost of sales and SG&A 2 1 1 4 (1) 3 0.01 Losses on divestitures, net 1 2 3 (1) 2 Operating Income 66 Tax items 6 6 0.01 Legacy legal items 8 8 8 0.02 Total Before Special Items $228 $139 $56 $29 $81 ($104) $429 ($61) $4 ($80) - $292 $0.61 Diluted Shares Outstanding 475 Diluted Shares Outstanding - Before Special Items 475 $M, except for share data ADT Flow Fire Protection Electrical & Safety Corporate Worldwide Control Services Metal Products Products and Other Revenue Previously Reported Revenue (GAAP) $7,015 $3,850 $3,428 $1,392 $1,552 - $17,237 Segment Realignment 51 (18) (33) - 2009 Operating Income Before Special Items Recasted Revenue (GAAP) $7,066 $3,850 $3,410 $1,392 $1,519 - $17,237 Income Diluted from EPS from Continuing Continuing Operations Operations Fire Electrical Attributable Attributable ADT Flow Protection & Metal Safety Corporate Operating Interest Other Income Noncontrolling to Tyco to Tyco Worldwide Control Services Products Products and Other Income Expense, net Expense, net Taxes Interest Shareholders Shareholders As Previously Reported (GAAP) $233 $518 $68 ($940) ($789) ($577) ($1,487) ($257) ($7) ($78) ($4) ($1,833) ($3.87) Segment Realignment (435) 2 2 422 9 - - As Reported (GAAP) ($202) $518 $70 ($938) ($367) ($568) ($1,487) ($257) ($7) ($78) ($4) ($1,833) ($3.87) Restructuring and asset impairment charges, net 88 23 45 16 24 9 205 (54) 151 0.32 Restructuring charges in cost of sales and SG&A 15 2 7 8 1 33 (11) 22 0.05 Other additional charges resulting from restructuring actions 2 5 1 7 15 (4) 11 0.02 Losses on divestitures, net 6 4 (2) 6 14 (3) 11 0.03 Operating Income 67 Intangible impairments 64 64 (25) 39 0.08 Goodwill impairments 959 180 935 567 2,641 (41) 2,600 5.47 Tax items 3 3 0.01 Legacy legal items 114 114 4 118 0.25 Total Before Special Items $932 $552 $295 $19 $239 ($438) $1,599 ($257) ($7) ($209) ($4) $1,122 $2.36 Diluted Shares Outstanding 473 Diluted Shares Outstanding - Before Special Items 475

2009 Adjusted EBITDA Reconciliation

$M

	ADT Residential/ Small Business NA	ADT Commercial NA	ADT NA	ADT EMEA	ADT ROW	ADT Worldwide
Revenue	$ 2,248	$ 1,937	$ 4,185	$ 1,870	$ 1,011	$ 7,066
Operating Income	$ 543	$ 6	$ 549	$ (742)	$ (9)	$ (202)
Restructuring and asset impairment charges, net	$ 9	$ 173	$ 182	$ 828	$ 124	$ 1,134
Operating Income Before Special Items	$ 552	$ 179	$ 731	$ 86	$ 115	$ 932
Operating Margin Before Special Items	24.6%	9.2%	17.5%	4.6%	11.4%	13.2%
Depreciation & Amortization	$ 571	$ 184	$ 755	$ 98	$ 95	$ 948
Adjusted EBITDA	$ 1,123	$ 363	$ 1,486	$ 184	$ 210	$ 1,880
Adjusted EBITDA Margin	50.0%	18.7%	35.5%	9.8%	20.8%	26.6%

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tyco

Non-GAAP Measures

"Organic revenue," "income from continuing operations before special items", "earnings per share (EPS) from continuing operations before special items", "operating income before special items" and "operating margin before special items" are non-GAAP measures and should not be considered replacements for GAAP results.

Organic revenue is a useful measure used by the company to measure the underlying results and trends in the business. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect the underlying results and trends (for example, revenue reclassifications and changes to the fiscal year). Organic revenue is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying results of the company's existing businesses, such as acquisitions and divestitures. It may be used as a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue. This limitation is best addressed by using organic revenue in combination with the GAAP numbers. See the accompanying tables to this presentation for the reconciliation presenting the components of organic revenue.

The company has presented its income and EPS from continuing operations before special items and operating income and margin before special items. Special items include charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges and other income or charges that may mask the underlying operating results and/or business trends of the company or business segment, as applicable. The company utilizes income and EPS from continuing operations before special items and operating income and margin before special items to assess overall operating performance and segment level core operating performance, as well as to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. They may be used as components in the company's incentive compensation plans. Operating income, operating margin, and income and EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between income and EPS from continuing operations before special items and income and EPS from continuing operations (the most comparable GAAP measures) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges and other income or charges that may mask the underlying operating results and/or business trends. Operating income and margin before special items do not reflect any additional adjustments that are not reflected in income from continuing operations before special items. The limitation of these measures is that they exclude the impact (which may be material) of items that increase or decrease the company's reported operating income and margin and operating income and EPS from continuing operations. This limitation is best addressed by using the non-GAAP measures in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

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35 Non-GAAP Measures Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) is a non-GAAP financial measure which represents earnings, excluding certain items such as depreciation and amortization, interest and financing expenses net of any interest income and income taxes and special items excluded from operating income. The difference between reported operating income (the most comparable GAAP measure) and Adjusted EBITDA (the non-GAAP measure) consists of the impact of depreciation and amortization, interest and financing expenses net of any interest income and income taxes and special items excluded from operating income. Management considers Adjusted EBITDA as an important measure of our operations and financial performance as Adjusted EBITDA is reflective of our operating effectiveness and financial performance. Use of Adjusted EBITDA, in conjunction with our GAAP results, provides transparency to investors and enhances period-to-period comparability of our operations and financial performance. The limitation of this measure is that it excludes items that have an impact on the GAAP operating income results. This limitation is best addressed by using Adjusted EBITDA in combination with operating income. Return on invested capital (ROIC) is a non-GAAP measure that management believes provides useful supplemental information for management and the investor. ROIC is a tool by which we track how much value we are creating for our shareholders. ROIC is a useful measure of the company’s performance because it quantifies the effectiveness of management’s capital investment activities. Management calculates annual ROIC, both with and without the impact of goodwill, as a percentage, by dividing after-tax operating income (before special items) by the amount of capital invested across the business segment. We believe that ROIC provides management with a means to analyze and improve the company’s business, measuring segment profitability in relation to net asset investments. The limitation associated with using ROIC is that is it is dependent on items that are ultimately within management’s and 70 the Board of Directors’ discretion and therefore may imply that there is better or worse investment return over a given time period. In addition, ROIC may not be calculated the same way by every company. We compensate for this limitation by monitoring and providing to the reader a full GAAP income statement and balance sheet.